Exhibit 99.B(h)(2)

SCHEDULE I
TO THE
AMENDED AND RESTATED ADMINISTRATION AGREEMENT
BETWEEN
SEI EXCHANGE TRADED FUNDS,
SEI INVESTMENTS GLOBAL FUNDS SERVICES
AND
SEI INVESTMENTS MANAGEMENT CORPORATION
AS OF MAY 13, 2022 AS AMENDED JULY 31, 2024

Funds

•	SEI Enhanced U.S. Large Cap Quality Factor ETF
•	SEI Enhanced U.S. Large Cap Momentum Factor ETF
•	SEI Enhanced U.S. Large Cap Value Factor ETF
•	SEI Enhanced Low Volatility U.S. Large Cap ETF
•	SEI Select Small Cap ETF
•	SEI Select International Equity ETF
•	SEI Select Emerging Markets Equity ETF

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the Effective Date.

SEI INVESTMENTS GLOBAL FUND SERVICES		SEI EXCHANGE TRADED FUNDS

By:	/s/ John Alshefski	By:	/s/ Stephen MacRae

Name:	John Alshefski	Name:	Stephen MacRae

Title:	Senior Vice President	Title:	V.P.

SEI INVESTMENTS MANAGEMENT CORPORATION (with respect to Sections 7.02 and 8.01 only)

By:	/s/ James Smigiel

Name:	James Smigiel

Title:	Senior Vice President